Norske Skog
Skogn

08002093

RECEIVED

2008 APR 23 P 1:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 16 April, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

PROCESSED
APR 25 2008
THOMSON REUTERS

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Presentation material from "Investor meetings, Paris, 14 March, 2008" published 14 March 2008*

(2) *Press release "Mandatory notification of trade", dated 01April, 2008*

(3) *Press release "Information in connection with the annual general meeting in Norske Skog", dated 1 April, 2008*

(4) *Press release "Moody's downgrades Norske Skog", dated 02 April, 2008*

(5) *Press release "Mandatory notification of trade", dated 03 April, 2008*

(6) *Press release "Proposal for new members of the board and the corporate assembly", dated 04 April, 2008*

(7) *Press release "Supplementary business for consideration oat the general meeting of Norske Skogindustrier ASA", dated 11 April, 2008*

(8) *Press release "Third Avenue Management propose alternative candidates", dated 14 April, 2008*

(9) *Press release "Correction – Third Avenue Management propose alternative candidates, dated 14 April, 2008*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

dlw 4/24

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

82-5226
14.03.2008

Norske Skog

Investor meetings
Paris, 14 March, 2008

Andreas Enger, CFO

Norske Skog

Content

- Strategic issues and recent events
- Markets and capacity development
- Cost development
- 2007 figures in brief

Strategic focus and recent actions

Norske Skog

Core strategic focus

- Well positioned for long-term value creation
  - Capacity management and consolidation in Europe
  - Participation in Asian market growth and restructuring
  - Participation in South American growth markets
- Committed to reduce debt and strengthen the balance sheet

Actions to realize significant property values in 2008

- Work has started to sell properties not related to production activities
  - Sale of Corporate HQ in Oslo is in process
- New Zealand harbour area/warehouse
  - NOK 100 million (Q1 2008)
- Estimated market value
  NOK 0,5-1 billion

Closure of 450 000 tonnes newsprint capacity in Europe and Korea

Unit	Capacity
Norske Skog Stêti , *Czech Republic*	130 000
Norske Skog Follum – PM2, *Norway*	130 000
Norske Skog Cheongwon, *Korea*	190 000

- Decided by the Corporate Assembly on March 12
- Timing of the capacity closures will be decided by the board
- Reduced fixed cost: NOK 250 million, and improved contribution of NOK 250 million
- Estimated write-downs NOK 1.1 billion; provisions of NOK 220 million

Further actions to reduce costs

- Reduce corporate administration cost by at least NOK 150 million
  - Substantially downsize the corporate headquarter
  - Reorganise corporate management
  - Full effect from 2009; significant savings already in 2nd half 2008
- Continue the profit improvement program

Industrial strategy in four regions


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Capacity management, restructuring and consolidation in Europe
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Growth, restructuring and consolidation in Asia
Participate in a growth market
Pisa
Bio Bio
Capitalize on our strong position in Australasia
Albury
Boyer
Tasman

Norske Skog

The debt situation

- 2008: Mainly local debt in Asia
- 2009: Mainly NOK bonds
- 2010: Bank debt, with covenants
- 2011: USD bonds
- 2012 – 2016: Mainly NOK bonds
- 2017: Euro bonds
- 31.12.2007:
  - Cash & cash equivalents: NOK 1.8 billion
  - Undrawn credit facilities: NOK 6 billion (with covenants)
  - Pro forma gearing: 1.15 (after expected write-downs of assets)

Debt maturity schedule, 31.12.2007



2008
1,1
2009
1,5
2010
4,5
2011
3,5
2012-14
1,2
2015-16
1,1
2017-19
4,1
2033
1,1
0
1
2
3
4
5
NOK billion

Norske Skog

Stop of the Pisa PM 2 project

- Original budget USD 210 million = NOK 1.3 billion (based on exchange rates in Autumn 2006)
- Audit by expert team: New estimate USD 380 million (around NOK 2 billion at current exchange rates)
- Stop decided by the Board on March 11:
  - Net cost ~USD 80 million/NOK 450 million, consisting of:
    - EBIT impact: - USD 125 mill
    - Tax impact: + USD 17 mill
    - Cash effect from currency hedging: + USD 26 mill
- Parts of the projects will benefit the Pisa mill, and will therefore be completed

Outlook for 2008

- Economic outlook is uncertain
- Global market balance will be positively impacted by capacity closures and downtime
- Volumes: Positive outlook for magazine paper, and newsprint outside Europe and North America
- Prices:
  - Increase on magazine paper; reduction on newsprint in Europe; increase on newsprint in many markets outside Europe
- Costs: Continued high and volatile price on input factors

Markets
Capacity development
Cost development

Norske Skog

Full year 2007 – Demand overview

- Standard newsprint:
  - World: - 0.8 %
  - North America: - 10 %
  - Europe total: Unchanged
    - West Europe: - 1 %
    - East Europe (17 % of total Europe): + 4 %
  - Far East total: + 3 %
    - Japan: - 1 %
    - China: + 8 %
    - India: + 5 %
    - South Korea: + 3 %
  - Australasia: + 2 %
  - South America: + 8 %
- Magazine paper Europe: + 4 %

Main Trade Flows 2007 Standard Newsprint
(comparison 2006 figures, in thousand tonnes)



N. America
W.Europe
E.Europe
Asia
L.America
Africa
Australasia
643 (406)
412 (441)
499 (464)
569 (615)
658 (487)
894 (845)
111 (118)
745 (888)
126 (87)

Source: PPPC Flash Report December 2007

Newsprint shipments from N. Am. to Europe (Almost entirely from Canada)


North American market share in Europe
NA exports to Europe
Market share in %
Tonnes in 000's
250
200
150
100
50
-
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007
Q3-2007
Q4-2007

Source: PPPC

Norske Skog

"Mismatch" between capacity and local demand in N-America and Europe

Standard newsprint



Million tonnes – 2007 E
16
14
12
10
8
6
4
2
0
11,9
9,4
13,6
11,1
North America
W. Europe
Capacity
Region's demand
From Canada to Europe

Export from N-Am and Europe to other regions was ~ 3 m. t. in 2007

Newspirnt – Europe and North America

- **Europe:**
  - Fairly good demand/supply balance in 2004-2007, and price increases were implemented
  - Changing market balance during 2007, and lower prices in '08
- **North America:**
  - Falling demand for several years, but price increases in 2002-2006 because of good capacity management
  - Weak pricing environment from Summer 2006 to Autumn 2007 – no closures took place
  - Announced closures of 700' tonnes, and price increases for 2008


Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007


Newsprint, 45 g/m², US East Coast
USD/t
850
800
750
700
650
600
550
500
450
400
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Newsprint market in Asia & China

- Strong historical growth in many Asian countries, which is expected to continue
- Significant new capacity has come on line in China, with low prices following
- At present, no new PMs under construction
- Compelling long term potential in China
  - Growth driven by increase in readership and GDP
  - Limited prospects for substitution by Internet due to lack of infrastructure and high costs
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – closure of capacity will happen

Daily Copies Sold in the 5 Largest Markets



Copies sold M
0
20
40
60
80
100
120
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Regional Per Capita Newsprint Consumption



Kilogram / Capita
0
10
20
30
40
50
46
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

Main Trade Flows 2007 Magazine paper
(comparison 2006 figures, in thousand tonnes)



W. Europe
E.Europe
N. America
L.America
Asia & Oceania
1347
(1130)
1194 (1408)
128 (82)
335 (298)
840 (983)

Source: PPPC Flash Report December 2007

SC & CMR Magazine Paper – Europe

- Good demand development in recent years
- Weak pricing for both grades for many years, because of overcapacity
- Closures have taken place, and prices will improve in 2008
- As for newsprint: Demand/Supply balance is crucial



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
550
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Norske Skog

Demand/Supply balance: The main driver for pricing


Europe Newsprint
Change in operating rate
5,0
2,5
0,0
-2,5
-5,0
-15
-10
-5
0
5
10
15
20
Price change in following year
2000
2004
2006
2005
2003
2001
2002

Capacity Changes – Standard Newsprint Europe


Europe Std News
Million tonnes
18
16
14
12
10
8
6
4
2
0
1997: 11.4 mill
Peak 2006:12.99 mill
2007: 12.95 mill
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)


Europe Std News
AAGR 1997- 2007: 1.4%
Capacity Change (%)
8
6
4
2
0
-2
-4
-6
-8
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by 550' tonnes from closures announced after October 2007. Myllykoski/Germany (swing PM) and Palm in UK are included.

Capacity Changes – Standard Newsprint NorthAmerica



North Am Std News
Capacity peak: 16.61 mill
2007: 11.86 mill
Million tonnes
0
2
4
6
8
10
12
14
16
18
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)



North Am Std News
AAGR 1997- 2007: -2.9%
Capacity Change (%)
8
6
4
2
0
-2
-4
-6
-8
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by 700' tonnes from closures announced by AbitibiBowater and Tembec after October 2007.

Capacity Changes – Standard Newsprint Asia



Asia Std News
Peak 2008: 13.73 mill
2007: 11.86 mill
1997: 7.78 mill
Million tonnes
18
16
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)



Asia Std News
AAGR 1997- 2007: 5.6%
Capacity Change (%)
10
8
6
4
2
0
-2
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Adjusted for closure of Norske Skog Cheongwon (190 kmt as of 2009) and for expected delay/cancelling of new PM by Shandong Huatai in Guangzhou in 2009 (400 kmt).

Capacity Changes – Standard Newsprint World


World Std News
Peak 2002: 40.11 mill
2007: 39.95 mill
1997: 38.15 mill
Million tonnes
45
40
35
30
25
20
15
10
5
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)


World Std News
AAGR 1997- 2007: 0.7%
Capacity Change (%)
4
3
2
1
0
-1
-2
-3
-4
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by announced closures of 1.45 mill tonnes tonnes in North America, Europe and Asia after October 2007. Announced PM in Guangzhou, China, in 2009 is taken out because it will be delayed or cancelled. NSI Chongwon in Korea (190 kmt) is taken out of the capacity as of 2009.

Total cost breakdown - 2007


Total cost
Distribution
10 %
Depreciation
12 %
Other cost
14 %
Labour cost
10 %
Energy
17 %
Raw materials
37 %
Raw materials
22 % (8%)
29 % (11%)
11 % (4%)
38 % (14%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Norske Skog

Wood consumption 2007



Wood consumption ~ 6,6 mill. m3
11 %
1 %
39 %
25 %
24 %
Norway
Continental Europe
Australasia
South America
Asia



32 %
68 %
Roundwood
Chips

Appendix:
Financials, Q 4 2007 and FY 2007

Norske Skog

The 2007 result

- EBITDA (full year) NOK 3 937 million
- Weaker results in all segments, except Australasia
- Increased cost for raw materials
- Negative currency impact
- Lower prices, except for Europe newsprint

Profit and loss account, 2007

		Q4 2007	Q3 2007	2007	2006
Revenue	NOK	6 956	6 641	27 118	28 812
EBITDA*	NOK	775	851	3 937	4 702
EBIT*	NOK	56	139	1 060	1 476
Total financial items	NOK	259	(65)	478	1 155
- Of which Currency gain/loss	NOK	1	(66)	1	(24)
Pre Tax profit	NOK	(82)	280	235	(3 481)
EBITDA margin*	%	11,1 %	12,8 %	14,5 %	16,3 %

* Clean figures

Special impact on the Q4 result

- Clean EBITDA and EBIT:
  - Negative impact from production curtailments
  - Negative impact from strong Norwegian krone
- EBITDA/EBIT under IFRS:
  - Positive effect from electricity contracts booked at market value ~ NOK 4.5 billion
  - Positive effect from value changes in embedded derivatives etc. ~ NOK 450 million
- EBIT under IFRS:
  - Write-downs of fixed assets and goodwill ~ NOK 4.8 billion

EBITDA – Clean to IFRS

NOK mill	Q4 2007	Q3 2007	2007	2006
EBITDA "clean"	775	851	3 939	4 702
Reversals:				
Value change energy contracts	4 489	236	4 729	135
Value change derivatives	439	(158)	(370)	(541)
Value change other assets	27	0	27	0
Realised gain/loss commodities	31	(11)	71	144
Other gains and losses	0	2	0	(24)
Restructuring expenses	(0)	(0)	(0)	(484)
EBITDA, IFRS	5 761	920	8 395	3 932
EBITDA margin, IFRS	82,8 %	13,9 %	31,0 %	13,6 %

EBIT – Clean to IFRS

NOK mill	Q4 2007	Q3 2007	2007	2006
EBIT "clean"	56	139	1 060	1 476
Reversals:				
Value change energy contracts	4 489	236	4 729	135
Value change derivatives	439	(158)	(370)	(541)
Value change other assets	27	0	27	0
Realised gain/loss commodities	31	(11)	71	144
Other gains and losses	0	2	0	(24)
Restructuring expenses	(0)	(0)	(0)	(484)
Impairments	(4 866)	0	(4 840)	(3 233)
EBIT, IFRS	176	208	677	(2 527)
EBIT margin, IFRS	2,5 %	3,1 %	2,5 %	-8,8 %

Clean EBITDA margins


25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
14,2 %
16,9 %
4,8 %
7,8 %
11,4 %
10,8 %
23,5 %
22,5 %
21,0 %
14,9 %
12,9 %
13,9 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Total Segments
Q4 07
Q3 07

Segmented EBITDA, 2007 and 2006



2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1 600
1 742
518
933
859
1 072
994
719
294
409
Europe News
Europe Magazine
Asia News
Australasia News
South America News
FY 2007
FY 2006

Norske Skog

Profitability improvement program

Adjusted EBITDA development quarterly average 2005 – Q4 2007


MNOK
1 200
1 000
800
600
400
200
0
1 002
65
710
48
500
775
"Clean" EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q4 2007
"Clean" EBITDA Q4 2007

Norske Skog

Balance sheet & Cash flow

		Q4 2007	Q3 2007	2007	2006
Net CF from operating activities	NOK	521	772	2 166	2 688
Investments	NOK	(599)	(449)	(1 746)	(1 722)
Free cash flow	NOK	(69)	414	(522)	1 144
Total assets	NOK	43 260	44 214	43 260	45 230
Net interest-bearing debt	NOK	16 407	16 231	16 407	17 320
Gearing		1,05	0,98	1,05	0,96
ROCE, "Clean"	%	0,70 %	1,50 %	3,0 %	3,6 %

82-5226
04.04.2008

Norske Skog

Press release

Oxenøen, 4 April 2008

Proposal for new members of the board and the corporate assembly

The election committee in Norske Skog has today presented its proposal for members of the corporate assembly and the board of directors in Norske Skogindustrier ASA.

Norske Skog's election committee is composed of Helge Evju (chair), Idar Kreutzer, Ole H. Bakke and Gunn Wærsted. The election committee proposes members for the corporate assembly, the board and the election committee. The election committee's recommendation is enclosed with this press release.

Members of the corporate assembly will be elected at the general meeting on 24 April. The chair and deputy chair of the corporate assembly, as well as members, the chair and deputy chair of the board will be elected by the corporate assembly on 7 May.

Helge Evju and Idar Kreutzer will be available for comments regarding the election committee's work and recommendation at Norske Skog's head office at Oksenøyveien 80, today between the hours of 10:00-11:00 a.m.

Oxenøen, 4 April 2008

Norske Skog
Corporate affairs

More information:

Media:
Vice president corporate affairs
Tom Bratlie

Phone: +47 905 21 904

Finance market:
Vice president investor relations
Jarle Langfjæran

Phone: +47 909 78 434

Norske Skog

Recommendation from the election committee on the election of members of the corporate assembly and the election committee
(To be resolved in the corporate assembly 7 May 2008)

Election of members of the corporate assembly
The election committee of Norske Skog is appointed pursuant to the articles of association. Pursuant to the articles, it will comprise the chair of the corporate assembly and three members elected by the general meeting for one year at a time. The election committee has consisted of Helge Evju (chair), Idar Kreutzer, Ole H. Bakke and Gunn Wærsted. None of the election committee members are represented on the board of directors. Wærsted is not a member of the corporate assembly.

The election committee has sought advice from the largest Norwegian and foreign shareholders concerning candidates for the board and corporate assembly and possible other considerations of significance for the election committee's work. Discussions have been pursued by the election committee with the chair of the board, which have included the provision of information about the board's self-assessment. The company's chief executive has also briefed the election committee on the development of the company, and the election committee has consulted the representative of the employees. Meetings with all directors up for election have been held. Shareholder elected members of the corporate assembly has also been consulted for re-election.

The election committee makes its recommendation after analysing the company's requirements and with regard to the desire for the broadest possible knowledge, experience, commitment and representativeness in the company's governing bodies. One goal is to ensure that the composition of the corporate assembly provides good representation of the company's shareholders. The nomination committee has given weight to the need for both continuity and new recruitment.

The following shareholder-elected members of the corporate assembly are due for re-election in 2007:

- **Emil Aubert, Ole H. Bakke, Birgitta Rødstøl Næss, Christian Ramberg, Tom Ruud og Halvard Sæther**

Idar Kreutzer, Øyvind Birkeland and Turid Fluge Svenneby, who are due for re-election in 2009, have given notice that they wish to withdraw from the corporate assembly.

The corporate assembly elects chair and deputy chair. The election committee recommends that Tom Ruud be elected chair and that Helge Evju be elected deputy chair of the corporate assembly.

Recommendation to the general assembly:
Pursuant to the articles of association, members of the corporate assembly are elected for a two-year term. (The date or period when each member was first elected or was previously a member is shown in brackets.)

The nomination committee recommends the re-election of:

- **Emil Aubert (1999), Christian Ramberg (2004) and Tom Ruud (1997-2001, 2006).**

The nomination committee recommends as new members the election of:

- **Thorleif Enger (2008), Ove Gusevik (2008), Even Mengshoel (2008), Tom Rathke (2008), Otto Søberg (2008) and Karen Helene Ulltveit-Moe (2008).**

Shareholder-elected alternate members of the corporate assembly are elected every year, and the nomination committee recommends the following be elected in the numbered order:

- **1. Svein Haare (2000), 2. Ole H. Bakke (1999), 3. Kjersti Narum (2006) og 4. Uta Stoltenberg (2008).**

Election of three members of the election committee

The election committee takes the view that its composition should ensure the broadest possible contact with the company's shareholder interests. Continuity in the committee should also be ensured.

Gunn Wærsted has given notice that she wishes to withdraw from the election committee.

Recommendation to the general assembly:
That the following be elected as members of Norske Skog's election committee:

- **Helge Evju (2006), Ole H Bakke (2006) og Henrik A. Christensen (2008).**

In addition, the chair of the corporate assembly is a member of the election committee and its chair. Tom Ruud is recommended to be the chair of the corporate assembly.

Oslo, 3 April 2008

-------------------	-------------------	--------------------	---------------------
Helge Evju (Chair)(Sign.)	Idar Kreutzer (Sign.)	Ole H. Bakke (Sign.)	Gunn Wærsted (Sign.)

Presentation of new candidates for election to governing bodies of Norske Skogindustrier ASA

As members to the corporate assembly:

Thorleif Enger
Domicile: Oslo
Education: PhD Structural Engineering, University of Colorado, USA
Position: CEO and President of Yara
Directorship: Kemira Growhow OY (chairman of the board), E.ON Ruhrgas (board director)

Ove Gusevik
Domicile: Oslo
Education: MBA, Monterey Institute of International Studies, California, USA, MsC Economic History, London School of Economics
Position: Working chairman of the board in Nordisk Industriutvikling
Directorship: Unionen (chairman of the board), Simrad Optronics (chairman of the board), Norsk Kraft (chairman of the board), Metall Kraft (deputy chairman of the board), Ecohz (board director), Nordisk Energiforvaltning (board director), Ignis (board director)

Even Mengshoel
Domicile: Ringsaker
Education: Studies in contemporary history and educational science at Lillehammer University College, Agronomist
Position: Farmer
Directorship: Norges Skogeierforbund (board director), Opplandske Bioenergi (board director), Moelven Industrier (chair of corporate assembly), TreFokus (deputy chairman of the board), Skogbrukets Kursinstitutt (chairman of the board), Mjøsen Skogeierforening (chairman of the board)

Tom Rathke
Domicile: Bergen
Education: MBA University of Wisconsin, MBA Norwegian School of Management
Position: CEO Vital Forsikring ASA
Directorship: DnB NOR Asset Management (chairman of the board), Vital Eiendom (chairman of the board), StatoilHydro (member of nomination committee), Fast Search and Transfers (member of nomination committee)

Otto Søberg
Domicile: Bærum
Education: MSc Economics Copenhagen Business School
Position: Director Siemens AG

Karen Helene Ulltveit-Moe
Domicile: Oslo
Education: PhD Economics, Norwegian School of Economics and Business Administration
Position: Professor of Economics, University of Oslo
Directorship: Nansenfondet (board director), The Frisch Centre (board director), Kvernland (board director), I.M. Skaugen (board director), Storebrand (member board of representatives), Norsk Hydro (member of corporate assembly)

As deputy member to the corporate assembly:

Uta Stoltenberg
Domicile: Oslo
Education: MBA Technical University of Berlin, MsC Norwegian School of Management
Position: Investment Director, Nordisk Industriutvikling
Directorship: Norsk Kraft (board director), Skagerak Venture Capital (board director)

As member to the election committee:

Henrik A. Christensen
Domicile: Oslo
Education: Master of Law, University of Oslo
Position: Partner in RO Sommernes Advokatfirma
Directorship: Choice Hotels Scandinavia (board director), Superoffice (board director), Ignis (board director), Home Properties (board director), Home Invest (chairman of the board), Norefjell Prosjektutvikling (board director), Storebrand Optimer (chairman of the board)

Norske Skog

Recommendation from the election committee on the election of members of the board of directors and chair and deputy chair of the corporate assembly

(To be resolved in the corporate assembly 7 May 2008)

Election of members of the board of directors

The election committee of Norske Skog is appointed pursuant to the articles of association. Pursuant to the articles, it will comprise the chair of the corporate assembly and three members elected by the general meeting for one year at a time. The election committee has consisted of Helge Evju (chair), Idar Kreutzer, Ole H. Bakke and Gunn Wærsted. None of the election committee members are represented on the board of directors. Wærsted is not a member of the corporate assembly.

The election committee has sought advice from the largest Norwegian and foreign shareholders concerning candidates for the board and corporate assembly and possible other considerations of significance for the election committee's work. Discussions have been pursued by the election committee with the chair of the board, which have included the provision of information about the board's self-assessment. The company's chief executive has also briefed the election committee on the development of the company, and the election committee has consulted the representative of the employees. Meetings with all directors have been held.

Assessment:

In its work, the election committee has assessed the industry's development trends, the internal restructuring process in the company, as well as the company's strategic position. The election committee puts forward its proposals following an analysis of the company's situation, and based on the consideration for broad and relevant competence, continuity, capacity and ability to handle the company's strategic development. The election committee has drawn up competence requirements for the board as a whole. The shareholders' profit requirements also impose requirements for significant commercial and market-related knowledge, as well as experience and competence relating to international financial markets. In consideration of the company's situation, the election committee proposes to strengthen the board with the addition of one member. This is according to the current bylaws which allow 10 board members. There will now be seven board members elected by the shareholders and three elected by the employees.

Recommendation:

The election committee proposes the re-election of Kim Wahl, Halvor Bjørken, Gisèle Marchand and Ingrid Wiik as board members. Risto Hautamäki, Wenche Holen and Øystein Stray Spetalen are proposed as new board members.

The election committee proposes the election of Kim Wahl as chair and Øystein Stray Spetalen as the deputy chair of the board.

Election of chair and deputy chair of the corporate assembly:

According to Section 6 of the current bylaws, the corporate assembly must elect a chair and deputy chair among its members for one year at a time. The election committee has considered the call from the employees that their representatives in the corporate assembly must be considered when electing the chair and deputy chair. After a thorough and overall assessment, the election committee proposes the election of Tom Ruud as the chair of the corporate assembly. Tom Ruud has long experience from Norwegian industry and the financial services industry.

Deputy chair Idar Kreutzer has communicated that he wishes to resign as a member of the corporate assembly. The election committee proposes the election of Helge Evju as the deputy chair of the corporate assembly. Helge Evju represents continuity with his experience from the corporate assembly and represents the largest owner group among the shareholders. In addition, Evju has broad experience as a Norwegian business leader.

Oslo, 3 April 2008

-------------------	-------------------	-------------------	-------------------
Helge Evju (Chair)(Sign.)	Idar Kreutzer (Sign.)	Ole H. Bakke (Sign.)	Gunn Wærsted (Sign.)

Presentation of new candidates for election to the board of directors of Norske Skogindustrier ASA

Risto Hautamäki
Domicile: Helsinki
Education: MSc Engineering, Helsinki University of Technology
Position: Former President and CEO of Valmet Paper Machinery, Tamfeldt Co. and Metso Paper
Directorship: Former board of director in Metso and Wärtsilä Oyj

Wenche Holen
Domicile: Oslo
Education: BA Economics Norwegian School of Economics and Business Administration, Bergen, BSc Technical Engineering Gjøvik University College
Position: Managing director Eniro
Directorship: Findexia Forlag (board director), Birdstep (board director), Skiforeningen (board director), New Media Network (board director), 1880 (board director)

Øystein Stray Spetalen
Domicile: Oslo
Education: MSc NTNU, Trondheim
Position: Chairman and owner of Ferncliff
Directorship: Aktiv Kapital (board director), Kvernland (board director), Salmar (board director), Unionen (board director), Standard Drilling (chairman of the board), and 17 other board memberships

Norske Skog

Presentation of shareholder members of governing bodies of Norske Skogindustrier ASA if the election committee's recommendations are approved:

Board of directors:

Kim Wahl (chairman), Øystein Stray Spetalen (deputy chairman), Halvor Bjørken, Risto Hautamäki, Wenche Holen, Gisèle Marchand and Ingrid Wiik.

Corporate assembly:

Shareholder elected members:
Tom Ruud (chair), Helge Evju (deputy chair), Emil Aubert, Ann Kristin Brautaset, Thorleif Enger, Ove Gusevik, Kirsten Idebøen, Even Mengshoel, Christian Ramberg, Tom Rathke, Otto Søberg and Karen Helene Ulltveit-Moe.

Deputy shareholder elected members:
1. Svein Haare 2. Ole H. Bakke 3. Kjersti Narum and 4. Uta Stoltenberg.

Election Committee:

Tom Ruud (chair), Helge Evju (deputy chair), Ole H. Bakke and Henrik A. Christensen.

Norske Skog

Press Release

Oxenøen, 11 April 2008

Supplementary business for consideration at the general meeting of Norske Skogindustrier ASA

A request has been received from the shareholder Third Avenue Management to consider the following proposal at the general meeting of Norske Skogindustrier ASA on 24 April 2008: Article 9 of the articles of association is repealed.

Article 9 in the existing articles of association for Norske Skogindustrier ASA: `Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (3/4) majority of the votes cast, and these votes must represent three-fourths (3/4) of the share capital represented at the general meeting.`

The proposal has been received by the deadline for requesting business to be taken under consideration at the general meeting, in accordance with Section 5-11 of the Public Limited Liability Companies Act. The matter will be taken under consideration as new business item 13 at the company`s general meeting.

If the proposal is adopted, it will then be possible to make amendments to the articles of association with the majority requirement that follows from Section 5-18 of the Public Limited Liability Companies Act. A decision to amend the articles of association would in that case require the endorsement of 2/3 of the votes cast and 2/3 of the share capital which is represented at the general meeting.

A new notice of the general meeting will be sent to all shareholders. A PDF version of the new notice is enclosed with this message and is also available on the company`s website: www.norskeskog.com.

Oxenøen, 11 April 2008

Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

To the shareholders in
Norske Skogindustrier ASA

Third Avenue Management, one of the largest shareholders in the company, has requested that the following proposal should be resolved at the ordinary general meeting on 24 April:

"Article 9 of the articles of association of the company is repealed."

The amendment request was received on 8 April and is thus in accordance with Section 5-11 of the Public Limited Liability Companies Act. The proposal will be discussed as new item 13 at the company's General Meeting. Summons to the General Meeting, appendices, registration form and proxy form were sent to the shareholders on 7 April 2008. Hence, appendices for items 1-12, registration forms and proxy forms have not been included in this notice. Reference numbers and pin codes for electronic registration can also be found in the first notice.

I would like to welcome all shareholders to the General Meeting on 24 April, at 11 a.m. in the Colosseum cinema, Oslo.

Lysaker, 10 April 2008

Helge Evju
Chair of the corporate assembly

The ordinary general meeting in Norske Skogindustrier ASA will be held on Thursday, 24 April 2008 at 11.00 hrs. at Colosseum Kino, Fr. Nansens vei 6, Majorstua, Oslo.

Agenda

1. **The chair of the corporate assembly opens the meeting, and the attending shareholders are registered**

2. **Election of two persons to sign the minutes**

3. **Approval of notice and proposed agenda**

4. **Approval of the annual accounts and annual report for 2007 for Norske Skogindustrier ASA and the group**

5. **Allocation of the profit for 2007 and proposal for group contribution**

   The board's recommendation to the general meeting is that no dividend should be disbursed for the accounting year 2007.

   The board recommends that the general meeting in Norske Skogindustrier ASA resolves to make a group contribution of NOK 100 million and NOK 120 million to Klosterøya AS (KAS) and Oxenøen Eiendom AS (OEAS), respectively in the accounting year 2007, in order to make the group able to set off the taxable income in KAS and OEAS for the income year 2007 against the loss which can be carried forward in Norske Skogindustrier ASA.

6. **The board's declaration on determination of wages and other remuneration for senior employees**

   The board's declaration has been included as an appendix to the summons to the general meeting called on 25 March 2008. The board of directors recommends that the general meeting takes the board's statement relating to stipulation of salary and other remuneration for executive employees in the company for the coming accounting year under advisement. Furthermore, the board of directors recommends that the general meeting approves the board's guidelines for awarding variable remuneration related to the price development of the company's shares.

7. **Approval of five-year contracts for the delivery of pulp wood between related parties**

   Wood & logistics AS, which is a subsidiary of Norske Skogindustrier ASA, has entered into five-year agreements with Viken Skog and Allskog BA for the total annual delivery of 900,000 solid cubic metres of pulp wood. The agreements have been entered into subject to approval from the general meeting in Norske Skogindustrier ASA, according to the principles in Section 3-8 of the Public Limited Liability Companies Act. An independent expert statement relating to reciprocity in the parties' contributions is enclosed with the summons called on 25 March 2008, which was distributed to all shareholders with a known address. The board of directors recommends that the general meeting approves the contracts.

8. **Determination of remuneration to the members of the corporate assembly**

   The remuneration committee, which comprises the members of the election committee together with a member appointed by and from the employee representatives in the

corporate assembly, recommends that the AGM approve an increase in the remuneration for serving on the corporate assembly of NOK 10 000 per annum for the chair, bringing the total to NOK 155 000 per annum, and by NOK 400 per meeting day for the other members and alternate members of the corporate assembly, members of the nomination committee and members of the compensation committee, bringing the total to NOK 6 000 per meeting day.

9. Approval of the auditor' s remuneration

The board proposes that the general meeting approves the auditor's remuneration for 2007 for Norske Skogindustrier ASA of NOK 2 970 000.

10. Election of members and deputy members to the corporate assembly

The election committee's recommendation was included as an appendix to the summons called on 25 March 2008.

11. Election of three members to the election committee

According to Section 7 of the current bylaws, the election committee comprises the chair of the corporate assembly and three other members, who are elected for one year at a time. The election committee's recommendation was included as an appendix to the summons called on 25 March 2008.

12. Renewal of authorisation to the board – purchase of own shares;

Every year, Norske Skogindustrier ASA sells shares to employees from its own holdings and uses own shares as partial settlement in bonus schemes. It is therefore practical for the board to be given a renewed authorisation to buy shares in the market to cover the above-mentioned needs. The board proposes that the general meeting decides the following:

The board is given the authority to acquire own shares up to a nominal amount of NOK 185,000,000, but not at any time more than 10 per cent of the outstanding shares. The shares shall be acquired at the listed share price. The board can freely sell and acquire shares in the manner the board deems most practical, as long as this takes place in a manner which ensures that the principles for equal treatment of all shareholders are complied with. The authority is given for the period until the next ordinary general meeting.

13. Deletion of Section 9 in the Articles of Association

Under the provisions of Section 5-11 of the Public Limited Liability Companies Act, Third Avenue Management has proposed that the following amendments should be made concerning article 9 of the Articles of Association of the company:

> *"Article 9 of the articles of association of the company is repealed."*

Article 9 relates to amendments of the Articles and reads:

> *Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (3/4) majority of the votes*

cast, and these votes must represent three-fourths (3/4) of the share capital represented at the general meeting.

If the proposal is adopted, amendments to the Articles can be made pursuant to the majority stipulated in Section 5-18 of the Public Limited Liability Companies Act. This would mean that amendments to the Articles could be made upon a majority of two-thirds (2/3) of the votes cast and of the share capital represented at the general meeting.

Information

The general meeting is declared and led by the chair of the corporate assembly according to Section 8, third subsection of the bylaws. The annual report for 2007 also includes this information as well as the corporate assembly's recommendation on the board's proposal for the annual accounts of Norske Skogindustrier ASA and the group, and the corporate assembly's recommendation on the board's proposal for allocation of the net profit.

The summons, registration form, proxy form and the annual report for 2007 was distributed to all shareholders as an appendix to the summons called on 25 March 2008. The summons for the general meeting is available at http://www.norskeskog.com.

Norske Skogindustrier ASA has a share capital of NOK 1 899 456 260 distributed on 189 945 626 shares, each with a nominal value of NOK 10. Each share carries one vote at the company's general meetings. Norske Skogindustrier ASA owns 296 515 treasury shares which cannot be voted for at the general meeting. The shareholders have the following rights in respect of a general meeting:

- The right to attend the general meeting, either in person or by proxy.
- The right to speak at the general meeting.
- The right to be accompanied by an advisor at the general meeting and to give such advisor the right to speak
- The right to require information from the members of the Board of Directors, the members of the corporate assembly and the Chief Executive Officer in accordance with further regulations in the Norwegian public limited companies act section 5-15.
- The right to present alternative proposals in respect of matters for discussion at the general meeting.

Shareholders who wish to participate in the general meeting, either in person or by proxy, must give advance notification. Registration must be received by Nordea Bank ASA, Issuer Services, no later than Monday 21 April at 1700 hrs CET, either via fax or electronic communication. The meeting slip contains a PIN code and a reference number for electronic registration, which can be done on the company's website www.norskeskog.com. Power of proxy cannot be given electronically. Shareholders, who have not registered within the deadline, may be denied entrance to the general meeting in accordance with Section 8 of the applicable bylaws.

Lysaker, 10 April 2008

Helge Evju
Chair of the corporate assembly

Norske Skog

82-5226
14.04.2008

Press release

Oxenøen, 14 April 2008

Third Avenue Management propose alternative candidates

Norske Skog has received a letter from Third Avenue Management containing proposal on alternative candidates for the corporate assembly and election committee in Norske Skogindustrier ASA.

The letter is attached to this release.

Members of the corporate assembly and the election committee will be elected at the annual general meeting on 24 April 2008.

Additional proposals on alternative candidates, if any, will be published on the company's website.

Oxenøen, 14 April 2008

Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

April 11, 2008

Norske Skogindustrier ASA
Oksenoyvn 30
1366 Lysaker

Attn.: Carsten Dybevig, Company Secretary

Dear Sirs,

NORSKE SKOGINDUSTRIER ASA - CORPORATE ASSEMBLY

We write to you in our capacity as fund manager for various funds, and have voting authority of 13,663,660 shares, representing 7.19% of the share capital, and dispositional authority of 14,852,360 shares, representing 7.82% of the share capital, in Norske Skogindustrier ASA („Norske Skog").

We refer to the recommendations of the Nomination Committee of Norske Skog for new members to the corporate assembly and board of directors of the company published on 4 April 2008. As you are aware, Third Avenue Management has made proposals for members to both the corporate assembly and board of directors. To our surprise, the nomination committee chose to put priority on claims for representation in the governing bodies of Norske Skog from other, smaller shareholders, rather than our candidates. The recommendations of the nomination committee, although they represent a step towards improved governance of Norske Skog, do not bring the company in line with recognized principles for good corporate governance. They also, in our view, do not recognize and address the dire situation of the company and the crucial need for relevant expertise and experience in the governing bodies.

We particularly believe that the proposed new corporate assembly still has too many members representing a single shareholder group with signifciant inherent conflicts of interest. We also believe that the proposed new nomination commitee is imbalanced and creates an inappropriate favourization of certain large shareholders. Furthermore, we have serious doubts whether the proposed replacements on the board of directors are sufficient to address the changes required at Norske Skog going forward.

To repeat some of the views we conveyed to the nomination committee before their recommendations were made:

- We have proposed Mr. Svein Rennemo for a position on the board of directors. We believe, and this has been confirmed in comments from other shareholders and comments in the press over the past days, that he is an excellent candiate. In the words of one shareholder: „We do not understand how any Norwegian nomination committee could refuse Mr. Rennemo." Mr. Rennemo's experience and track record are particularly relevant in light of the challenges facing Norske Skog in the near term, and his independence from any shareholder or industry interest would safeguard the interests of all stakeholders.

- We believe the maximum number of forest owners or their representatives on the corporate assembly should be two, given the size of their total shareholding and their significant inherent conflicts of interest. We note the public statements made by the proposed new member of the corporate assembly, Mr. Even Mengshoel, where he has said that he regrets that forest owners can no longer dictate the composition of the governing bodies of Norske Skog. These statements are unacceptable for us, and openly contradict the corporate governance principles to be safeguarded by the corporate assembly. We therefore propose to elect an indpendent member in his stead.

- The proposed new nomination committee consists of two forest owners, one representative of Unionen AS and one independent member. This is clearly innappropriate and not representative of the shareholder universe of Norske Skog, and we propose to replace one of the forest owners with an independent member. Given the failure by the existing nomination committee to properly address shareholder concerns, we believe the present chairman of the commitee, Mr. Evju, should be the member that is replaced.

In order to address these issues we will ask the upcoming annual general meeting of shareholders in Norske Skog to consider alternative candidates for both the corporate assembly and the nomination committee. Our proposals for the mentioned bodies are:

Corporate Assembly:

Re-election of:

Emil Aubert (1999), Christian Ramberg (2004) and Tom Ruud (1997-2001, 2006).

New members:
Thorleif Enger (2008), Ove Gusevik (2008), Frode Alhaug (2008), Tom Rathke (2008), and Karen Helene Ulltveit-Moe (2008).

Shareholder-elected alternate members in the numbered order:

1. Svein Haare (2000), 2. Ole H. Bakke (1999), 3. Kjersti Narum (2006) and 4. Uta Stoltenberg (2008).

Nomination Committee:

Otto Søberg (2008), Ole H Bakke (2006) and Henrik A. Christensen (2008).

As far as the board of directors is concerned, the election of new board members will be a task for the new corporate assembly. We are confident that a new corporate assembly with the composition proposed by us will elect the best available candidates.

We request that our proposals are published on the company's website and in a release to the Oslo Stock Exchange.

Yours faithfully,

Amit Wadhwaney
Senior Portfolio Manager

Norske Skog

82-5226
14.04.2008

Press release

Oxenøen, 14 April 2008

Correction - Third Avenue Management propose alternative candidates

In the previous release regarding the same matter, Otto Søberg was by error left out of the listing of proposed candidates to the corporate assembly.

An updated version of the letter is attached to this release.

Oxenøen, 14 April 2008

Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

April 11, 2008

Norske Skogindustrier ASA
Oksenoyvn 30
1366 Lysaker

Attn.: Carsten Dybevig, Company Secretary

Dear Sirs,

NORSKE SKOGINDUSTRIER ASA – CORPORATE ASSEMBLY

We write to you in our capacity as fund manager for various funds, and have voting authority of 13,663,660 shares, representing 7.19% of the share capital, and dispositional authority of 14,852,360 shares, representing 7.82% of the share capital, in Norske Skogindustrier ASA („Norske Skog").

We refer to the recommendations of the Nomination Committee of Norske Skog for new members to the corporate assembly and board of directors of the company published on 4 April 2008. As you are aware, Third Avenue Management has made proposals for members to both the corporate assembly and board of directors. To our surprise, the nomination committee chose to put priority on claims for representation in the governing bodies of Norske Skog from other, smaller shareholders, rather than our candidates. The recommendations of the nomination committee, although they represent a step towards improved governance of Norske Skog, do not bring the company in line with recognized principles for good corporate governance. They also, in our view, do not recognize and address the dire situation of the company and the crucial need for relevant expertise and experience in the governing bodies.

We particularly believe that the proposed new corporate assembly still has too many members representing a single shareholder group with signifciant inherent conflicts of interest. We also believe that the proposed new nomination commitee is imbalanced and creates an inappropriate favourization of certain large shareholders. Furthermore, we have serious doubts whether the proposed replacements on the board of directors are sufficient to address the changes required at Norske Skog going forward.

To repeat some of the views we conveyed to the nomination committee before their recommendations were made:

- We have proposed Mr. Svein Rennemo for a position on the board of directors. We believe, and this has been confirmed in comments from other shareholders and comments in the press over the past days, that he is an excellent candiate. In the words of one shareholder: „We do not understand how any Norwgeian nomination committee could refuse Mr. Rennemo." Mr. Rennemo's experience and track record are particularly relevant in light of the challenges facing Norske Skog in the near term, and his independence from any shareholder or industry interest would safeguard the interests of all stakeholders.

Third Avenue Management LLC 622 Third Avenue New York, NY 10017 Phone (212) 888-5222
www.thirdave.com

- We believe the maximum number of forest owners or their representatives on the corporate assembly should be two, given the size of their total shareholding and their significant inherent conflicts of interest. We note the public statements made by the proposed new member of the corporate assembly, Mr. Even Mengshoel, where he has said that he regrets that forest owners can no longer dictate the composition of the governing bodies of Norske Skog. These statements are unacceptable for us, and openly contradict the corporate governance principles to be safeguarded by the corporate assembly. We, therefore, propose to elect an indpendent member in his stead.

- The proposed new nomination committee consists of two forest owners, one representative of Unionen AS and one independent member. This is clearly innappropriate and not representative of the shareholder universe of Norske Skog, and we propose to replace one of the forest owners with an independent member. Given the failure by the existing nomination committee to properly address shareholder concerns, we believe the present chairman of the commitee, Mr. Evju, should be the member that is replaced.

In order to address these issues we will ask the upcoming annual general meeting of shareholders in Norske Skog to consider alternative candidates for both the corporate assembly and the nomination committee. Our proposals for the mentioned bodies are:

Corporate Assembly:

Re-election of:

Emil Aubert (1999), Christian Ramberg (2004) and Tom Ruud (1997-2001, 2006).

New members:
Thorleif Enger (2008), Ove Gusevik (2008), Frode Alhaug (2008), Tom Rathke (2008), Otto Søberg (2008) and Karen Helene Ulltveit-Moe (2008).

Shareholder-elected alternate members in the numbered order:

1. Svein Haare (2000), 2. Ole H. Bakke (1999), 3. Kjersti Narum (2006) og 4. Uta Stoltenberg (2008).

Nomination Committee:

Otto Søberg (2008), Ole H Bakke (2006) and Henrik A. Christensen (2008).

As far as the board of directors is concerned, the election of new board members will be a task for the new corporate assembly. We are confident that a new corporate assembly with the composition proposed by us will elect the best available candidates.

We request that our proposals are published on the company's website and in a release to the Oslo Stock Exchange.

Yours faithfully,

Amit Wadhwaney
Senior Portfolio Manager

Norske Skog

82-5226
01.04.2008
Press release

Oxenøen, 1 April 2008

Mandatory notification of trade

Norske Skog has today sold 809,785 shares to employees at a price of NOK 14. The sale is in connection with the annual share savings scheme, and the price is calculated as average closing price in the days 25 - 28 March, and with a 20 per cent discount.

Norske Skog has now 296,515 shares in treasury.

In this connection the following primary insiders have purchased shares (new holding):

Kjetil Bakkan, 285 shares (585)
Tom Bratlie, 2,857 shares (5,852)
Eric d'Olce, 2,857 shares (10,360)
Andreas Enger, 2,857 shares (15,267)
Knut Kårbø Erichsen, 428 shares (5,028)
Rune Gjessing, 2,857 shares (5,019)
Morten Holum, 1,964 shares (4,179)
Kristin Slyngstad Klitzing, 2,857 shares (5,267)
Jarle Langfjæran, 1,964 shares (7,542)
Kåre Leira, 1,964 shares (4,496)
Vidar Lerstad, 2,857 shares (11,297)
Asbjørn U, Lundberg, 1,964 shares (3,905)
Christian Rynning-Tønnesen, 2,857 shares (16,120)
Lars Peder Sperre, 2,857 shares (2,857)
Thomas Tronsgaard, 1,964 shares (2,376)

Oxenøen, 1 April 2008
Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Norske Skog

82-5226
01.04.2008
Press release

Oxenøen, 1 April 2008

Information in connection with the annual general meeting in Norske Skog

As communicated earlier, the annual general meeting (AGM) in Norske Skogindustrier ASA will be held on Thursday 24 April 2008 at 1100 hrs. in Colosseum Kino in Oslo.

PDF versions of the annual report and notice of the AGM with agenda are available at Norske Skog's website (www.norskeskog.com) as of today. A complete notice as well as a printed version of the 2007 annual report will be sent to the shareholders no later than 14 days before the AGM in accordance with the company's bylaws.

In addition to the consideration of the regular items, information concerning the company's strategic work will be given during the AGM.

The company has previously communicated that one of its key priorities is to reduce its net debt by improving cash flow from operations and asset transactions. Norske Skog is continuously working to review and realise a number of alternatives, and has retained ABG Sundal Collier and UBS as financial advisors and the law firm Wiersholm as its legal advisor to assist the company in this respect.

As reported at the end of the fourth quarter of 2007, Norske Skog has a significant liquidity reserve, and the company has no major loans which fall due in the next 18 months.

Oxenøen, 1 April 2008

Norske Skog
Corporate affairs

For further information:

Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

82-5226
02.04.2008

Release to Oslo Stock Exchange

Moody's downgrades Norske Skog

The rating company Moody's Investor Services has downgraded the Corporate Family Rating of Norske Skog to B1, from earlier Ba2. The Negative Outlook is maintained. According to Moody's press release, the rating action reflects that Norske Skog's profitability remains under pressure from several sources.

None of Norske Skog's existing loan agreements have terms and conditions linked to the rating level.

The press release from Moody's is enclosed.

Oxenøen, 02 April, 2008

NORSKE SKOG

Investor Relations

Moody's Investors Service

Global Credit Research
Rating Action
1 APR 2008

Rating Action: Norske Skogindustrier ASA

Moody's downgrades Norske Skog to B1; negative outlook

Approximately EUR1.1 billion of rated debt affected

DIFC, April 01, 2008 -- Moody's Investors Service has today downgraded the Corporate Family Rating of Norske Skogindustrier ASA ("Norske Skog") to B1 from Ba2. The rating outlook is negative. This downgrade concludes the review process initiated by Moody's on 2 November 2007, when the rating agency downgraded the ratings to Ba2 from Ba1 and placed them under review for further potential downgrade.

"Norske Skog's profitability remains under pressure from a number of sources," says Martin Kohlhase, Moody's lead analyst for paper and forest products issuers in Europe. "Firstly, European newsprint prices are expected to contract by 5% on average over the next year in the agency's opinion. Secondly, foreign exchange rates are unlikely to reverse the trend of increased North American imports into Europe. Lastly, input prices remain at high levels, and indeed may even rise further. The two-notch downgrade captures these challenges and the resulting weakening of key debt protection metrics," continues Mr Kohlhase.

In Moody's view, the outlined challenges more than offset the modest increase in magazine prices and some improvements in overseas newsprint prices, and thus limit any potential uplift of key credit metrics that could bolster the credit profile of Norske Skog.

In its review process, Moody's focused on the following five points: (i) the Abitibi-Bowater merger and any resulting capacity adjustments that may influence the North American-European newsprint trade flow; (ii) volatile foreign exchange rates; (iii) announced and possible further capacity closures in Europe; (iv) further industry consolidation, which could change Norske Skog's credit profile; and (v) annual price negotiations for contracted newsprint that are expected to be concluded in the first quarter of 2008. Moody's observes that despite capacity closures in North America, that have lifted newsprint prices there, the Euro has further strengthened against the U.S. Dollar and as such has not eased the pressure from resulting imports into Europe. However, further price increases in North America could lead to a lower pricing differential and result in lower exports to Europe. Nevertheless, Moody's expects contracted newsprint prices to decline by 5% for the coming 12 month period with announced capacity reductions taking place in Europe not preventing prices from declining. Industry consolidation for newsprint in Europe has not emerged and has not played a large part in the review.

Though the liquidity of the company over the next 12 months is assessed by Moody's as adequate, the negative outlook predominantly reflects rising refinancing risks over the intermediate term, as well as some moderate exposure to further weakening of the credit profile of the company. Despite generating positive free cash flows in the case shareholders vote in favour of management's proposal to discontinue dividend payments, Moody's notes that Norske Skog may increasingly become dependent on asset disposals in order to refinance its debt as the company's operating cash flow generation remains weak and is expected to further deteriorate from 2007 levels in 2008 and beyond. Debt maturities will peak in 2010 (NOK4.5 billion). Norske Skog's maturities amount to NOK1.5 billion for 2009, which is the same year that one of Norske Skog's two major revolving credit facilities matures. The negative outlook also factors in the risk of potential future volume losses stemming from structural and cyclical changes in demand. Moody's believes that such changes could have a medium- to long-term negative impact, triggering new restructuring programmes with related cash charges, for instance.

The following ratings were affected:

Issuer: Norske Skogindustrier ASA

..Downgrades:

.... Probability of Default Rating, Downgraded to B1 from Ba2

.... Corporate Family Rating, Downgraded to B1 from Ba2

....Senior Unsecured Regular Bond/Debenture Due 2011, Downgraded to B1 from Ba2

....Senior Unsecured Regular Bond/Debenture Due 2015, Downgraded to B1 from Ba2

....Senior Unsecured Regular Bond/Debenture Due 2033, Downgraded to B1 from Ba2

....Senior Unsecured Regular Bond/Debenture Due 2017, Downgraded to B1 from Ba2

..Outlook Actions:

....Outlook, Changed To Negative From Rating Under Review

..Confirmations:

....Senior Unsecured Regular Bond/Debenture Due 2011, Confirmed at 55 - LGD4

....Senior Unsecured Regular Bond/Debenture Due 2015, Confirmed at 55 - LGD4

....Senior Unsecured Regular Bond/Debenture Due 2033, Confirmed at 55 - LGD4

Headquartered in Lysaker in Norway, Norske Skog is among the world's leading newsprint producers with sales activities in Europe, the Americas and Asia, as well as Australia and New Zealand. The company also produces magazine paper in Europe. In fiscal year 2007, Norske Skog recorded sales of NOK27 billion and manufactured more than six million tonnes of publication paper.

Paris
Eric de Bodard
Managing Director
Corporate Finance Group
Moody's France S.A.
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

DIFC
Martin Kohlhase
Asst Vice President - Analyst
Corporate Finance Group
Moody's Middle East Ltd.
Telephone:+971-4-365-0283

82-5226
03.04.2008

Press release

Oxenøen, 3 April 2008

Mandatory notification of trade

Norske Skog has today sold 2,572 shares to one employee at a price of NOK 14. The sale is in connection with the annual share savings scheme, and the price is calculated as average closing price in the days 25 - 28 March, and with a 20 per cent discount.

Norske Skog has now 293,943 shares in treasury.

Oxenøen, 3 April 2008
Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

END